                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                               CLARUS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    182707109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Robert L. Lawrence, Esq.
                               Kane Kessler, P.C.
                          1350 Avenue of the Americas,
                                   26th Floor
                               New York, NY 10019
                                 (212) 541-6222
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 28, 2002
-------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------                                       -------------------------------------
CUSIP No. 182707109                                                            Page 2 of 9 Pages
----------------------------------------                                       -------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Warren B. Kanders

-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]

                                                                                                             (b) [X]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------- ------ -------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               1,659,450
       NUMBER OF        ------ -------------------------------------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                0
         EACH           ------ -------------------------------------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  1,659,450
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,659,450
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.6%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------                                       -------------------------------------
CUSIP No. 182707109                                                            Page 3 of 9 Pages
----------------------------------------                                       -------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Burtt R. Ehrlich

-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]

                                                                                                             (b) [X]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------- ------ -------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               43,000
        NUMBER OF       ------ -------------------------------------------------------------------------------------
         SHARES           8    SHARED VOTING POWER
       BENEFICIALLY
        OWNED BY               11,500
          EACH          ------ -------------------------------------------------------------------------------------
       REPORTING          9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                 43,000
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               11,500
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         54,500
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------                                       -------------------------------------
CUSIP No. 182707109                                                            Page 4 of 9 Pages
----------------------------------------                                       -------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         S.T. Investors Fund, LLC

-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [ ]

                                                                                                            (b) [X]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                [ ]

-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------- ------ -------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               31,350
       NUMBER OF        ------ -------------------------------------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH           ------ -------------------------------------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                   31,350
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         31,350
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         00
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------                                       -------------------------------------
CUSIP No. 182707109                                                            Page 5 of 9 Pages
----------------------------------------                                       -------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Nicholas Sokolow

-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]

                                                                                                             (b) [X]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States and France
----------------------- ------ -------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               5,000
        NUMBER OF       ------ -------------------------------------------------------------------------------------
          SHARES          8    SHARED VOTING POWER
        BENEFICIALLY
         OWNED BY              31,350
           EACH         ------ -------------------------------------------------------------------------------------
        REPORTING         9    SOLE DISPOSITIVE POWER
         PERSON
           WITH                5,000
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               31,350
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         36,350
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13D filed April 12, 2002 (the "Schedule 13D") filed by Warren B. Kanders, Burtt R. Ehrlich, ST Investors Fund, LLC and Nicholas Sokolow in connection with the shares of common stock, par value $.0001 per share, of Clarus Corporation, a Delaware corporation, as amended on May 6, 2002, is hereby amended by this Amendment No. 2 to the Schedule 13D.

As of the date of this report, Burtt R. Ehrlich, ST Investors Fund, LLC and Nicholas Sokolow are not beneficial owners of more than five percent of the outstanding Common Stock and are not members of a group for purposes of Section 13 of the Securities Exchange Act of 1934 which beneficially own more than five percent of the outstanding Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         On October 28, 2002, Kanders acquired 841,200 shares of Common Stock together with the proxy rights to vote such shares at the special meeting of the Company's stockholders to be held on December 6, 2002 in a negotiated transaction for an aggregate purchase price of $4,206,000. Such funds will be furnished from Kanders' personal funds. Kanders also agreed to pay $16,824 to Jeffries & Co. as commission for arranging this transaction.

Item 4.  Purpose of Transaction.
------   ----------------------

         On October 17, 2002, the Company announced that it signed a definitive asset purchase agreement with Epicor Software Corporation to sell substantially all of its core products and operations in an all cash transaction for a purchase price of $1 million. The Reporting Persons, as members of the Company's Board of Directors, voted in favor of the proposed sale. A preliminary proxy statement was filed by the Company with the SEC on October 23, 2002, with respect to such transaction and other matters, including seeking stockholder approval to reimburse expenses incurred by Kanders on behalf of himself, Ehrlich and Sokolow in connection with their successful solicitation of proxies whereby they were elected to the Company's Board of Directors in May, 2002. The proposed sale is subject to approval of the Company's stockholders. The Reporting Persons intend to vote in favor of the proposed transaction if and when it is submitted to a vote of the Company's stockholders. The Company further announced that following the sale, the Company will focus on the divestiture of its remaining assets and operations and evaluation of strategic opportunities for the redeployment of the Company's resources. The Reporting Persons support this strategy. The Board of Directors of the Company has elected Mr. Kanders as the Executive Chairman of the Board of Directors, effective upon the closing of the proposed sale.

         Kanders acquired the 841,200 shares of Common Stock and accompanying proxy rights in a negotiated transaction from a stockholder of the Company owning more than 5% of the Company's outstanding shares in order to increase the number of shares owned by Kanders from 5.2% to 10.6% of the outstanding shares without directly affecting the market price of the Company's Common Stock. This transaction is not expected to adversely affect the Company's ability to utilize its net operating loss carryforward.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a-b)(i) On the date of this statement, Kanders beneficially owns, and has the sole power to direct the vote and disposition of, 1,659,450 shares of Common Stock or approximately 10.6% of the outstanding Common Stock. The beneficial interest reported by Kanders includes options to purchase 5,000 shares of Common Stock at an exercise price of $5.99 per share which are exercisable within 60 days of the filing of this report.

         (ii) On the date of this statement, Ehrlich beneficially owns, and has the sole power to direct the vote and disposition of, 43,000 shares of Common Stock or approximately 0.2% of the outstanding Common Stock. Certain trusts (the "Trusts") for the benefit of Ehrlich's children own and have the power to direct the vote and disposition of 11,5000 shares of Common Stock or approximately 0.1% of the outstanding Common Stock. Ehrlich's spouse has the sole power to direct the vote and disposition of the Common Stock owned by the Trusts. Ehrlich may be deemed to share the power to direct the vote and disposition of the shares of Common Stock beneficially owned by the Trusts. The beneficial interest reported by Ehrlich includes options to purchase 5,000 shares of Common Stock at an exercise price of $5.99 per share which are exercisable within 60 days of the filing of this report.

         (iii) On the date of this statement, ST Investors beneficially owns, and has the sole power to direct the vote and disposition of, 31,350 shares of Common Stock or approximately 0.2% of the outstanding Common Stock.

         (iv) On the date of this statement Sokolow beneficially owns, and has the sole power to direct the vote and disposition of 5,000 shares of Common Stock, consisting solely of options to purchase Common Stock at an exercise price of $5.99 per shares which are exercisable within 60 days of the filing of this report. Sokolow, as the managing member of ST Investors, may be deemed to share the power to direct the vote and disposition of the shares of Common Stock beneficially owned by ST Investors.

         The percentage of Common Stock reported as beneficially owned is based upon 15,653,108 shares outstanding as of October 18, 2002.

         With the exception of Sokolow's interest in the shares of Common Stock beneficially owned by ST Investors by virtue of his position as managing member of ST Investors, each Reporting Person disclaims any beneficial interest in the shares of Common Stock held by the other Reporting Persons.

         (c) The Reporting Persons effected the following transactions in the Common Stock during the past sixty days:

                  (i)      Mr. Kanders:

                           # of Shares               Date                       Average Cost
                           -----------               ----                       ------------
                           841,200          October 28, 2002                    $5.02

         (d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with Kanders' acquisition of the 841,200 shares of Common Stock reported herein, Kanders also acquired the proxy rights to vote such shares at the special meeting of the Company's stockholders to be held on December 6, 2002.

Item 7.           Material to Be Filed as Exhibits.

                  Exhibit 1 -       Letter Agreement dated October 28, 2002
                                    between Warren B. Kanders and Deutsche
                                    Asset Management.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 28, 2002



                                /s/ Warren B. Kanders
                                --------------------------------
                                Warren B. Kanders



                                /s/ Burtt R. Ehrlich
                                --------------------------------
                                Burtt R. Ehrlich



                                /s/ Nicholas Sokolow
                                --------------------------------
                                Nicholas Sokolow, individually and
                                on behalf of S.T. Investors Fund, LLC